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Family-friendly
Krazie Wings And Sauces

Fast Casual

3794 Rosemary ln
Conyers, GA 30013
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THE PITCH
Krazie Wings And Sauces is seeking investment to buy a food truck.
First LocationOperating Pop-upsGenerating Revenue
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OUR STORY

My name is Chef Riley; I am a Master Chef and have been cooking for over 20 years. I am originally from South Carolina; however Krazie Wings was birthed out of a small town in South Georgia in 2011.

Our mission is to bring new, innovative flavors, products and services to the market.
At Krazie Wings, we have flavors that you have never even considered being a sauce such as Peanut Butter and Jelly, Hersey's Chocolate, our top seller Caribbean Strawberry, coffee infused sauces and many others.
We are currently serving the brewery community with our unique Krazie Wings sauces.
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What makes Krazie Wings and Sauces unique?

Our Krazie Sauces have been a culture shock to the public. Typically when you think of wing sauces the basic ideas come to mind such as honey barbecue, hot, mild or lemon pepper. Well here at Krazie Wings, we have flavors that you have never even considered being a sauce. We currently have Jittery Joe's Coffee of Athens, GA, Terrapin Beer Company of Athens, GA, and Grayson Coffee House of Grayson, GA onboard and loving our gourmet sauces that we have created using their products. We are also being supported by Williams-Sonoma. We have hosted wing tastings with the Krazie Wings Sauces at several Williams-Sonoma locations in Georgia. The taste of our Krazie Sauces is quickly becoming a big hit in the Atlanta Metro Area and we are currently working on our online store so we can ship our Krazie Sauces worldwide.

Phased Expansion Plans for Growth

Food Truck: Now that the public loves our sauces, we want to add our delicious wings to the equation. The Krazie Wings Food Trucks will be able to service large crowds quickly. The plan for our food truck is to sell wings, chicken sandwiches, and fries. The food trucks will also carry our Krazie Sauces to sell. The food truck will give aspiring entrepreneurs the ability to become an owner-operator. We will put them through an extremely detailed training program so they will be able to provide high-quality service to our customers. These owner-operators will only be allowed to purchase their supplies directly from our Krazie Wings Warehouse. Our food trucks will be giving a target area of focus. This way Krazie Wings will be able to cover the entire city, state, and continue to grow and spread throughout the U.S. Once our food trucks are mobilized to a point of profitability that we are satisfied with, we will begin working on Phase 3 of our business growth plan.

Brick and Mortar Location: We want to bring the full Krazie Wings experience under one roof. At this point, Krazie Wings is already a household name. Now we will be able to provide our customers with our full-service Krazie Menu, with everything from Seafood, Steaks, Vegetarian dishes and more. Our restaurants will be upscale with a full-service bar and flat screen TV's all throughout. We want to include ordering tablets at every table to increase customer service. Like our food trucks, we will be providing franchising opportunities with our restaurants as well. There will be an extremely intense training program to be able to franchise a Krazie Wing Restaurant because we expect pure excellence in service and quality with every dish and drink served.

Products:

Krazie Wings Sauces will be the first in-store product that will be released. The sauces will be bottled for the everyday person to put the sauce on whatever they choose.

Krazie Wings Party Packs will be the product for the freezer section in the stores. The Krazie Wings Party Pack will include cooked chicken wings and the Krazie Wings Sauce.

Other products that we are working on are burgers, seasonings, marinades, rubs and much more...

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THE TEAM
Chef Barry Riley
Owner/Founder
Tenekia Riley
Accountant
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OUR BBQ MENU
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SMOKED KRAZIE WINGS
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CHERRY LIME KRAZIE WINGS
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KRAZIE WINGS MADE THIS BREWERY BEER
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THE WING MACHINE
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PINEAPPLE TERIYAKI KRAZIE CHICKEN SANDWICH
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital and equipment $1,800
marketing $7,000
payroll $3,000
inventory $7,000
Mainvest Compensation $1,200
Total $20,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$150,000	$165,000	$176,550	$185,377	$190,938
Cost of Goods Sold	$40,000	$44,000	$47,080	$49,433	$50,915
Gross Profit	$110,000	$121,000	$129,470	$135,944	$140,023

EXPENSES

Rent	$24,000	$24,600	$25,215	$25,845	$26,491
Utilities	$12,000	$12,300	$12,607	$12,922	$13,245
Salaries	$20,000	$22,000	$23,540	$24,716	$25,457
Insurance	$600	$615	$630	$645	$661
Repairs & Maintenance	$4,000	$4,100	$4,202	$4,307	$4,414
Legal & Professional Fees	$3,500	$3,587	$3,676	$3,767	$3,861
Operating Profit	$45,900	$53,798	$59,600	$63,742	$65,894

This information is provided by Krazie Wings And Sauces. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents

Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
KWMissionStatement.pdf
96394446-9011-4249-8971-1C6591C79832.JPG
96394446-9011-4249-8971-1C6591C79832.JPG
Investment Round Status
Target Raise $20,000
Maximum Raise $100,000
Amount Invested $0
Investors 0
Investment Round Ends December 17, 2021
Summary of Terms
Legal Business Name Krazie Wings And Sauces LLC
Investment Structure Revenue Sharing Note
Investment Multiple 1.55×
Business's Revenue Share 4%-20%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2028
Financial Condition
No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Krazie Wings And Sauces LLC.'s fundraising. However, Krazie Wings And Sauces LLC. may require additional funds from alternate sources at a later date.

Historical Financials

Until October 2021, Krazie Wings and Sauces has been operating as a sole proprietorship. As a result, the historical financials above do not reflect Krazie Wings' performance as a business. In 2019 and 2020, Krazie Wings and Sauces generated roughly $16k in sales per year, operating on a very limited basis.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Krazie Wings And Sauces LLC. to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Krazie Wings And Sauces LLC. operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Krazie Wings And Sauces LLC. competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Krazie Wings And Sauces LLC.'s core business or the inability to compete successfully against the with other competitors could negatively affect Krazie Wings And Sauces LLC.'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Krazie Wings And Sauces LLC.'s management or vote on and/or influence any managerial decisions regarding Krazie Wings And Sauces LLC.. Furthermore, if the founders or other key personnel of Krazie Wings And Sauces

LLC. were to leave Krazie Wings And Sauces LLC. or become unable to work, Krazie Wings And Sauces LLC. (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Krazie Wings And Sauces LLC. and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Krazie Wings And Sauces LLC. is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Krazie Wings And Sauces LLC. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Krazie Wings And Sauces LLC. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Krazie Wings And Sauces LLC.

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Krazie Wings And Sauces LLC.'s financial performance or ability to continue to operate. In the event Krazie Wings And Sauces LLC. ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Krazie Wings And Sauces LLC. nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Krazie Wings And Sauces LLC. will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Krazie Wings And Sauces LLC. is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Krazie Wings And Sauces LLC. will carry some insurance, Krazie Wings And Sauces LLC. may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Krazie Wings And Sauces LLC. could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Krazie Wings And Sauces LLC.'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Krazie Wings And Sauces LLC.'s management will coincide: you both want Krazie Wings And Sauces LLC. to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Krazie Wings And Sauces LLC. to act conservative to make sure they are best equipped to repay the Note obligations, while Krazie Wings And Sauces LLC. might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Krazie Wings And Sauces LLC. needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Krazie Wings And Sauces LLC. or management), which is responsible for monitoring Krazie Wings And Sauces LLC.'s compliance with the law. Krazie Wings And Sauces LLC. will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Krazie Wings And Sauces LLC. is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Krazie Wings And Sauces LLC. fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Krazie Wings And Sauces LLC., and the revenue of Krazie Wings And Sauces LLC. can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Krazie Wings And Sauces LLC. to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Krazie Wings And Sauces. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

Krazie Wings And Sauces isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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